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                              June 6, 2022

       Ming Hung Lai
       Chairman
       Millennium Group International Holdings Ltd
       Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong
       Kowloon, Hong Kong 999077

                                                        Re: Millennium Group
International Holdings Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted May 18,
2022
                                                            CIK No. 0001903995

       Dear Mr. Lai:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Confidential Draft Registration on Form F-1 submitted on May 18, 2022

       Prospectus Cover Page, page i

   1. We note your disclosure that Millennium is a holding company incorporated in Cayman
                                                        Islands. Please revise
your disclosure to state that you are not a Chinese operating company but a Cayman
Islands holding company with operations conducted by your
                                                        subsidiaries based in
China and that this structure involves unique risks to investors. If true, disclose that
these contracts have not been tested in court. Provide a cross-reference to your detailed
discussion of risks facing the company and the offering as a result of this structure.
   2. We note your response to prior comment 2. Clearly disclose how you will refer to the holding company,
subsidiaries, and other entities when providing the disclosure
 Ming Hung Lai
FirstName
MillenniumLastNameMing     HungHoldings
                                 Lai
             Group International        Ltd
Comapany
June 6, 2022NameMillennium Group International Holdings Ltd
June 6,
Page 2 2022 Page 2
FirstName LastName
         throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
         Refrain from using terms such as    we    or    our    when describing
activities or functions of
         a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile)
         in which investors are purchasing an interest.
3. We note your response to prior comment one. We note your disclosure that no dividend was declared for the years ended June 30, 2021 and 2020, and as of the date of this prospectus. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Please clarify, if true, that you and your subsidiaries have not declared dividends.
Prospectus Summary, page 1

4. We note your response to prior comment 3. We reissue our comment. Please ensure that you address each element of the comment. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Please also include a cross reference to each specific risk factor.
5. We note your response to prior comment 4 and reissue our comment. Please ensure that the risks referenced in your summary risk factors are reflected in your risk factors section beginning on page 13. In that regard, we note that you the fourth bullet under Risks
         Related to Doing Business in the PRC is not reflected in your risk factors section.
6. We note your response to prior comment 5 and reissue our comment in part. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business.
7. We note your disclosure that you are not required to obtain permission from any PRC authorities to issue your securities to foreign investors. Please explain how you determined that permissions and approvals were not necessary when you provide disclosure to that effect. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why.
8. Please revise both the risk factors summary and the Risk Factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks. Risk Factors, page 13

9. We note your response to prior comment 7. Please revise your disclosure to highlight
 Ming Hung Lai
FirstName
MillenniumLastNameMing     HungHoldings
                                 Lai
             Group International        Ltd
Comapany
June 6, 2022NameMillennium Group International Holdings Ltd
June 6,
Page 3 2022 Page 3
FirstName LastName
         separately within the risk factor section the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors
We are an "emerging growth company"...., page 40

10. We note your response to prior comment 10. Due to the fact that you have irrevocably elected not to use the extended transition period for complying with new or revised financial accounting standards, as we previously requested, please check the related box on the cover page of your filing to indicate this election. Please note the box we are referring to is below the box in which you identify the company as an emerging growth company.
Dilution, page 48

11. You disclose that your net tangible book value attributable to shareholders on December
         31, 2021 was $32,371,709 or approximately $1.62 per ordinary share. Please tell us what consideration you gave to excluding right-of-use assets from your calculation of net tangible book value, given that there is no related lease liability associated with this asset.
         Please note that net tangible assets should exclude any intangible asset that cannot be sold separately from all other assets of the business and any other intangible asset for which recovery of book value is subject to significant uncertainty or illiquidity. Please advise or revise your disclosures accordingly.
Business, page 59

12. We note your disclosure that you intend to use the proceeds from this offering to establish new factories. Please revise, here and elsewhere as appropriate, to provide a discussion of your planned factory expansion, including the nature of your planned expansion, an estimate of the amount of expenditures that will be required and the amount already paid, how the expansion will be financed, the estimated start and completion dates of the expansion, and the anticipated increase in production capacity. Please refer to Item 4.D of
         Form 20-F.
Related Party Transactions, page 110

13. We note your response to prior comment 13. Please more fully describe the nature of the transactions. For example, we note that the Company made advances to M-GEN
         Innovation Company Limited. However, the purpose of these advance payments is
 Ming Hung Lai
FirstName
MillenniumLastNameMing     HungHoldings
                                 Lai
             Group International        Ltd
Comapany
June 6, 2022NameMillennium Group International Holdings Ltd
June 6,
Page 4 2022 Page 4
FirstName LastName
         unclear. Please consider including a narrative disclosure instead of the tabular disclosure to provide investors with a more detailed discussion of the nature of your related party transaction. We also note that there appear to be a number of discrepancies in the fees incurred versus the fees paid. For example, we note that for Wah Tong Paper Products
         Factory Limited you incurred rental expenses of $220,011 and you paid $235,336 in rental expenses. Please explain the discrepancies in the amounts incurred and payments made.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-33

14. As a result of your response to prior comment 18, it appears you revised the classifications of amounts presented in your annual statements of cash flows. Please more fully explain to us what you revised and how you determined the revised classifications are appropriate. Based on these corrections, please tell us what consideration you gave to providing the disclosures required by ASC 250-10-50-7 or tell us why you do not believe they are required. In addition, please have your auditor tell us what consideration they gave to referring to these corrections in their audit report.
(1) Organization and Business Background, page F-34

15. We note your responses to prior comments 14 and 18, including your disclosure that the net amount arising from reorganization of approximately US$17.3 million, recognized in additional paid-in capital, is contributed by the amounts due to shareholders that were waived in the reorganization process during 2021 of approximately US$23.1 million, partially offset by amounts incurred for the transfer of shareholdings of certain subsidiaries to the company of approximately US$5.8 million. We assumed the reorganization solely resulted in the formation of the holding company, including the exchange of prior equity interests for equity interests in the holding company. It is not clear to us why or how the reorganization resulted in changes in amounts due from and amounts due to various related parties as disclosed here and in note
10. Please clarify
         your disclosures and more fully explain to us the terms of the reorganization and the transactions related to the reorganization, including the facts and circumstances that resulted in increases and decreases in amounts due from and amounts due to various related parties as a result of the reorganization as disclosed in note
10. Please clarify your
         disclosures and more fully explain to us how and why the balances arose and how and why they were impacted by the reorganization. Please also clarify whether the increases and decreases disclosed in note 10 resulted in amounts being received and/or paid in cash and explain how the changes in these balances are reflected in the statements of cash flows, including how you determined the presentation is appropriate. To the extent that the increases and decreases in amounts due from and amounts due to related parties were not received and/or paid in cash, it is not clear to us why they would be reflected in the statements of cash flows.
 Ming Hung Lai
FirstName
MillenniumLastNameMing     HungHoldings
                                 Lai
             Group International        Ltd
Comapany
June 6, 2022NameMillennium Group International Holdings Ltd
June 6,
Page 5 2022 Page 5
FirstName LastName
(10) Related Party Balance and Transactions, page F-44

16. Based on your response and the revisions you made related to prior comment 18, please address the following:
             You disclose you provided non-trade advances to M-GEN Innovation, Wah Cheong
             Paper Packaging Limited, and Wah Tung Thai Logistics (Shenzhen) Limited.
             Disclose why you provided advances to each related party, including the purpose of each advance. In addition, explain to us where and how these advances are reflected in the statements in the statements of cash flows. If the advances are essentially related party loans, it is not clear to us why the advances and related re-payments would not be reflected in investing cash flows.
             Explain the facts and circumstances regarding the decreases in amounts due from related parties during the year ended June 30, 2021 that resulted from the group reorganization; and
             Explain the facts and circumstances regarding the initial amounts due to the six shareholders as of June 30, 2020 and the facts and circumstances that resulted in increases and decreases in the amounts during the year ended June 30, 2021 that resulted from acquisitions and the group reorganization.
(12) Shareholder's Equity, page F-48

17. We note you disclose on pages F-24, F-28, F-48, and F-52 that on April 11, 2022, the
         Company issued 10 million ordinary shares to YC 1926 (BVI) Limited at approximately
         US$37.6 million and that, after the transaction, the Company has 20 million ordinary shares issued and outstanding. We also note you retro-actively adjusted the financial statements to reflect these shares as outstanding for all periods presented in the annual and interim financial statements. Please more fully address the following:
             Clarify whether you received cash proceeds of US$37.6 million for the 10 million ordinary shares issued on April 11, 2022. If not, revise the disclosures on each page noted above since the current disclosures appear to imply proceeds were received;
             More fully explain how and why you determined it is appropriate to retro-actively reflect these shares as outstanding for all periods presented;
and
             To the extent it is appropriate to retro-actively reflect these shares as outstanding for all periods presented, it is not clear to us why the shares were also not retro-actively reflected as outstanding in the earnings per share disclosures on page F-31. Clarify or revise.

(17) Subsequent Event, page F-52

18. You disclose that you have assessed all events from June 30, 2021, up through January 31,
         2022, which is the date that these consolidated financial statements are available to be issued. Given that the auditor's report on page F-29 is dated May 17, 2022 and you disclose events that occurred after January 31, 2022, it appears to us you should revise the date disclosed here and on page F-28 accordingly.
 Ming Hung Lai
Millennium Group International Holdings Ltd
June 6, 2022
Page 6
Recent Sales of Unregistered Securities , page II-1

19. Please disclose the consideration received by you for each issuance of securities disclosed in this section. See Item 701(c) of Regulation S-K.
       You may contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameMing Hung Lai                      Sincerely,
Comapany NameMillennium Group International Holdings Ltd
                                                     Division of Corporation
Finance
June 6, 2022 Page 6                                  Office of Manufacturing
FirstName LastName